Vial, Hamilton, Koch & Knox, l.l.p.
A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
There is no professional relationship of any kind between Robert G. Vial and Vial, Hamilton, Koch & Knox, L.L.P.
ATTORNEYS AND COUNSELORS
1700 PACIFIC AVENUE, SUITE 2800
DALLAS, TEXAS 75201-4632
TELEPHONE: 214-712-4400
FAX: 214-712-4402

Craig G. Ongley
214-712-4441
Craig.G.Ongley@vialaw.com
June 9, 2006
United States Securities and Exchange Commission
Attn: Kari Jin
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Immediatek, Inc.
Item 4.02 Form 8-K
Filed on March 9, 2006
File No. 000-26073
Dear Ms: Jin:
     This correspondence is in response to our recent telephone conference with you . We wish to amend our prior response letter dated May 25, 2006 with the following substitution:
     1.      We note the Company is reducing 2003 stock compensation expense based on an appraisal prepared by an independent third-party. It appears from your disclosure that the Company is changing its method of determining the fair value of common stock issued for compensatory purposes from utilizing quoted market prices to relying upon third party valuation. If true, tell us your basis in GAAP for relying on an independent appraisal as opposed to the quoted market price of your common stock to determine the fair value of equity issuances for goods and services. In your response address the Company’s consideration of paragraphs 5, 6 and 58 of SFAS 107 in assigning a fair value, other than a fair value based quoted market prices, to common stock underlying option and warrants or common stock issued for goods and services.
     RESPONSE: In conjunction with our conversations and discussions with SEC staff we have re-examined our prior position with regard to FAS 107 and the method to be used to determine the fair value of the common stock issued for goods and services. As a result of our review we have determined to value the common stock, for the transactions in question, at the quoted market price of the common stock on the date of the transaction, and possibly less a reasonable discount for the stock being subject to Rule 144 restrictions. We have begun to modify our entries and are determining the reasonable amount of discount to be applied, if any.

Securities and Exchange Commission
Attn: Kari Jin
May 24, 2006

_______________
We are filing a Form 8-K contemporaneously herewith and will be completing an amended 8-K (as well as modifying our restatements) as soon as possible.
     Should you have any questions, please do not hesitate to contact me.
Sincerely,
/s/Craig G. Ongley
Craig G .Ongley
CGO/lw